                                                                    EXHIBIT 99.1
                                                                 Fair Disclosure
                                                           [English Translation]
                                                                   July 12, 2004

                              HANARO TELECOM, INC.

                          2004 JUNE SUBSCRIBER NUMBERS


1. BROADBAND

                     Products                                        June
                     --------                                        ----
                    Residential                 ADSL               1,003,479
                                         Cable Modem               1,483,004
                                           SUB-TOTAL               2,486,483
                      Corporate                 ADSL                  18,629
                                         Cable Modem                   1,266
                                           SUB-TOTAL                  19,895
                           VDSL                                      214,526
                           LMDS                                       23,922

            Wireless LAN Note 1)                                      30,812


                                               TOTAL               2,775,638
                                            NET ADDS                   5,578


2. VOICE


                                            Products                   June
                                            --------                   ----
                    Residential                                      732,899
              Corporate Note 2)                                      287,817
                          VoIP                                        92,906
                                               TOTAL               1,113,622
                                            NET ADDS                  14,491


3. LEASED LINE


                                            Products                   June
                                            --------                   ----
                                         Leased line                   3,401
                                  Internet dedicated                   2,865
                                           LMDS(I/D)                      11
                         Wireless Internet Dedicated                       -

                           International Leased Line                      38
                                               TOTAL                   6,315
                                            NET ADDS                  -   75


4. GRAND TOTAL

                                                                      June
                                                                      ----
                                               TOTAL               3,895,575
                                            NET ADDS                  19,994

Note 1): Based on number of IDs, Wireless LAN has 57,359 subscribers
Note 2): As of July 1, 2004, a certain portion of corporate telephone lines (8,248 lines) has been reclassified as VoIP.